FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2007

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated March 20, 2007

Document 2 Material Change Report dated March 20, 2007

Document 1

AMADOR GOLD CORP.

711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE www.amadorgold.com

March 20, 2007 TSXV: AGX

DALE GOLD PROPERTY ACQUIRED

Amador Gold Corp. (TSXV: AGX) is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Dale Gold Property which consists of 61 claim units in Horwood Township, located about 95 km southwest of Timmins, Ontario. Consideration for the Property consists of $55,000 and 300,000 shares over a period of two years. There is a 2% net smelter return payable, of which half may be purchased for $1,000,000.

The Dale Gold Property is accessible by highway and secondary logging roads. Gold was first discovered on the Property in the early 1930’s. Trenching and drilling during the mid 1990’s discovered two 20 metre to 30 metre wide parallel shear zones containing anomalous gold. Gold is associated with pyrite in quartz stockwork zones within the quartz-carbonate-chlorite-sericite altered shear zones. The best value from drill core was 6.08 g/t gold over 2.4 metres. It is reported that drilling and trenching tested only 5% of the estimated 4,000 metre strike length of the shear zones.

Amador plans ground geophysical and soil geochemical surveys followed by trenching to evaluate the size, grade, and strike extent of the mineralized shear zones.

ON BEHALF OF THE BOARD

"Richard W. Hughes"

Richard W. Hughes

President

FURTHER INFORMATION CAN BE FOUND ON THE COMPANY’S WEB-SITE AT www.amadorgold.com

The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Document 2

MATERIAL CHANGE REPORT

TO: British Columbia Securities Commission

Alberta Securities Commission

Item 1. Name and Address of Company

Amador Gold Corp.

711 – 675 West Hastings Street

Vancouver, British Columbia V6B 1N2

Item 2. Date of Material Change:

March 20, 2007

Item 3. News Release

The press release was issued on March 20, 2007 in Vancouver, Canada.

Item 4. Summary of Material Change

The Company announced, subject to regulatory approval, the acquisition of a 100% interest in the Dale Gold Property which consists of 61 claim units in Horwood Township, located about 95 km southwest of Timmins, Ontario.

Item. 5 Full Description of Material Change

The Company announced, subject to regulatory approval, the acquisition of a 100% interest in the Dale Gold Property which consists of 61 claim units in Horwood Township, located about 95 km southwest of Timmins, Ontario. Consideration for the Property consists of $55,000 and 300,000 shares over a period of two years. There is a 2% net smelter return payable, of which half may be purchased for $1,000,000.

The Dale Gold Property is accessible by highway and secondary logging roads. Gold was first discovered on the Property in the early 1930’s. Trenching and drilling during the mid 1990’s discovered two 20 metre to 30 metre wide parallel shear zones containing anomalous gold. Gold is associated with pyrite in quartz stockwork zones within the quartz-carbonate-chlorite-sericite altered shear zones. The best value from drill core was 6.08 g/t gold over 2.4 metres. It is reported that drilling and trenching tested only 5% of the estimated 4,000 metre strike length of the shear zones.

The Company plans ground geophysical and soil geochemical surveys followed by trenching to evaluate the size, grade, and strike extent of the mineralized shear zones.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable. This report is not being filed on a confidential basis.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Richard Hughes, President

Telephone: (604) 685-2222

Item 9. Date of Report

Dated at Vancouver, British Columbia this 20th day of March, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: March 21, 2007 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary